Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Acreage Holdings, Inc. (“Acreage” or the “Company”)

366 Madison Avenue, 11th Floor

New York, NY

10017

Item 2.	Date of Material Change

April 18th, 2019

Item 3.	News Release

A news release announcing the material change described herein was disseminated via Canada Newswire and filed on SEDAR on April 18, 2019.

Item 4.	Summary of Material Change

On April 18, 2019, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Canopy Growth Corporation (“Canopy”) pursuant to which the Company has agreed to complete an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCBCA”), which will result in, among other things, the Articles of the Company being amended to provide Canopy with the right (the “Right”) to acquire all of the issued and outstanding shares in the capital of the Company (each, a “Company Share”) in exchange for the payment of 0.5818 of a common share in the capital of Canopy (each whole share, a “Canopy Share”) (with the payment to holders of Class B proportionate voting shares (the “Proportionate Voting Shares”) of the Company being adjusted as though each Proportionate Voting Share was converted into 40 Class A subordinate voting shares (the “Subordinate Voting Shares”) in accordance with its terms), which Exchange Ratio (as defined below) is subject to adjustment in accordance with the provisions of the Arrangement Agreement. The completion of the Arrangement is subject to the closing conditions set out in the Arrangement Agreement, including obtaining the approval of the shareholders of each of Acreage and Canopy (the “Shareholder Approval”), and the approval of the Supreme Court of British Columbia (the “Court”). Canopy is required to exercise the Right at such time as cannabis production, distribution and possession becomes legal under United States federal law, or is removed from regulation under United States federal law (the “Triggering Event”). The completion of the acquisition of the Company Shares (the “Acquisition”) is subject to certain conditions set out in the Arrangement Agreement.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

Because the Arrangement is a “business combination” under Multilateral Instrument 61-101 - Takeover Bids and Special Transactions (“MI 61-101”), the following disclosure is required to be included in this material change report.

(a) a description of the transaction and its material terms:

The Transaction

On April 18, 2019, the Company announced that it had entered into the Arrangement Agreement with Canopy. The Arrangement will be carried out by way of a court-approved plan of arrangement under the provisions of the BCBCA.

If an interim and final order approving the Arrangement are obtained from the Court (the “Court Approval”), and Shareholder Approval is obtained at special meetings of Canopy and Acreage expected to take place in June 2019, holders of Subordinate Voting Shares, Proportionate Voting Shares and Class C multiple voting shares of Acreage (“Multiple Voting Shares”) as well as Acreage Unit Holders (as defined below) other than Acreage and the USCo2 Holders (collectively with the Acreage Unit Holders, the “Acreage Holders”) will receive an aggregate total payment of US$300 million (the “Up-Front Cash Premium”) based on the currently outstanding securities of Acreage and subject to adjustment to account for any additional securities of Acreage that may be issued prior to the record date for such payment. It is expected the application to the Court for the interim order approving the meeting materials and procedural matters for the Arrangement will be made shortly. Application for the final order will be made to the Court if Shareholder Approval is obtained. If Shareholder Approval and Court Approval are obtained, the terms of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares set forth in Acreage’s Articles will be amended to provide Canopy with the Right.

If Canopy exercises the Right, and in any event following the Triggering Event, upon satisfaction of certain conditions set out in the Arrangement Agreement, holders of Subordinate Voting Shares will receive 0.5818 of a Canopy Share for each Subordinate Voting Share held (with Proportionate Voting Shares being converted to Subordinate Voting Shares on a 1 for 40 basis prior to the receipt of Canopy Shares) upon closing of the Acquisition (the “Exchange Ratio”). The Arrangement and the Acquisition are each subject to conditions to closing set out in the Arrangement Agreement.

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Pursuant to the terms of the Arrangement Agreement, all Subordinate Voting Shares which may be acquired by holders of Proportionate Voting Shares of Acreage, holders of Multiple Voting Shares, holders of units (the “Acreage Unit Holders”) of High Street Capital Partners, LLC (“HSCP”) (Acreage’s operating subsidiary) other than Acreage and holders of shares (the “USCo2 Holders”) of Acreage Holdings WC, Inc. (“USCo2”) on conversion or exchange thereof, will also be acquired by Canopy and are entitled to the Up-Front Cash Premium.

On completion of the Acquisition, Acreage Unit Holders will have the right to convert their units, and USCo2 Holders will have the right to convert their shares, into Canopy Shares based on the Exchange Ratio. Commencing three years following the closing of the Acquisition, Canopy will have the option to acquire all of the outstanding units of HSCP and shares of USCo2 not owned by Acreage based on the Exchange Ratio. If the Right is not exercised and the Triggering Event does not occur or is not waived within 90 months from the effective date of the Arrangement, the Right and the Arrangement Agreement will terminate. The Acquisition is required to be closed within 90 days of the Triggering Event, subject to the satisfaction of the conditions of closing.

After giving effect to the Acquisition, assuming conversion of all securities of Acreage following the Triggering Event, Acreage Holders will hold approximately 12.1% ownership in Canopy (on a pro forma undiluted basis) and up to 16.6% if certain permitted acquisitions are completed prior to the Triggering Event. Pursuant to the Arrangement Agreement, Acreage is permitted to issue up to an additional 58,000,000 Subordinate Voting Shares (or the equivalent number of convertible securities) prior to completion of the Acquisition, together with a further 5,221,905 Acreage Subordinate Voting Shares (or the equivalent number of convertible securities) in respect of certain potential acquisitions by Acreage. Should Acreage, with the consent of Canopy, issue greater than the number of shares contemplated by the Arrangement Agreement, the Exchange Ratio will be adjusted accordingly.

Upon closing of the Arrangement, Canopy and Acreage will also execute an agreement under which Canopy will license certain of its trademarks and other intellectual property to Acreage.

Constellation Brands Amendments

Completion of the Arrangement is conditional on the approval by Canopy shareholders of the issuance of the Canopy Shares pursuant to the Acquisition and certain amendments to the existing warrants held by a subsidiary of Constellation Brands, Inc. (“Constellation Brands”), Canopy’s largest shareholder. Due to the scope of the Arrangement and the Acquisition, Canopy and Constellation Brands have also amended the investor rights agreement (the “Amendments”).

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Acreage Shareholder Approval

Under the BCBCA, the Arrangement requires approval by special resolution of the holders of the Company Shares. Additionally, under MI 61-101, the Arrangement requires approval by at least a majority of the votes cast by disinterested holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, each voting separately as a class. Acreage intends to apply to the Ontario Securities Commission for an order that, for purposes of MI 61-101, the holders of Acreage Subordinate Voting Shares and Acreage Proportionate Voting Shares will vote together as a class.

Certain Acreage directors and officers have entered into voting and support agreements with Canopy pursuant to which they have agreed, among other things, to vote in favor of the Arrangement. The directors and officers of Acreage have also agreed to certain lock-up terms with respect to their current holdings of Acreage securities. See (h) below.

Canopy Board Recommendation

Greenhill & Co. Canada Ltd. (“Greenhill”) acted as financial advisor to Canopy and provided an independent fairness opinion to the board of directors of Canopy (the “Canopy Board”) that the Exchange Ratio payable pursuant to the transactions contemplated in the Arrangement Agreement is fair, from a financial point of view, to Canopy. Upon receipt of the fairness opinion from Greenhill, the transactions contemplated in the Arrangement Agreement and the Amendments were unanimously approved by the Canopy Board, other than directors who abstained from voting.

Canopy Shareholder Approval

The issuance of the Canopy Shares in connection with the Acquisition and certain of the Amendments will require the approval of a simple majority of the disinterested shareholders of Canopy.

Additional Transaction Terms

The Arrangement and the Acquisition are subject to, among other things, as applicable, approval from the Canadian Securities Exchange (“CSE”), the Toronto Stock Exchange and the New York Stock Exchange, the Supreme Court of British Columbia and certain other regulatory approvals and closing conditions. The Arrangement Agreement contains representations, warranties and covenants, including a termination fee in the amount of US$150 million payable by Acreage in the event that the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also includes certain non-solicitation covenants subject to the right of Acreage to accept a superior proposal in certain circumstances, with Canopy having a five-business day right to match any such superior proposal received by Acreage.

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(b) the purpose and business reasons for the transaction

The purpose of the Arrangement is to provide holders of Company Shares with the opportunity to receive, among other things, enhanced liquidity and enhance Acreage’s ability to pursue its business plan. If the Acquisition is complete, management of Acreage believe that the Acquisition will create a global cannabis company with an enhanced ability to compete worldwide.

(c) the anticipated effect of the transaction on the issuer’s business and affairs

See (b) above.

(d) a description of:

(i) the interest in the transaction of each interested party and of the related parties and associated entities of the interested parties:

See (h) below.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

See (a) above. If the Triggering Event occurs or is waived, and the conditions to closing the Acquisition are satisfied, then the Proportionate Voting Shares and Multiple Voting Shares owned by such parties will automatically be converted into Subordinate Voting Shares, and acquired by Canopy. Any units of HSCP other than those held by Acreage and any class B non-voting common shares of USCo2 will be acquired by Canopy within 3 years of completion of the Acquisition.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view of abstention by a director and any material disagreement between the board and the special committee:

This information will be included in the management information circular which will be prepared and sent to Acreage shareholders in connection with the special meeting called to consider approval of the resolutions necessary to implement the Arrangement. No directors expressed any materially contrary view or abstained from voting on the resolution approving the Arrangement Agreement, and there was no material disagreement between the board and the special committee with respect to approval of the Arrangement Agreement.

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(f) a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirely in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See Section (i) below.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Tax Receivable Agreement

In connection with the reverse takeover transaction by which the Company became listed on the CSE, Acreage Holdings America, Inc. (“AHA”), a directly owned subsidiary of the Company, entered into a tax receivables agreement (the “TRA”) with, among others, Kevin Murphy, Chief Executive Officer of the Company, George Allen, Former President of the Company, Glen Leibowitz, Chief Financial Officer of the Company, James Doherty, General Counsel of the Company, Robert Daino, Chief Operating Officer of the Company and Harris Damashek, Chief Marketing Officer of the Company (the “TRA Parties”), each of whom owns units of HSCP, the Company’s operating subsidiary. The Company expects to obtain an increase in its share of the tax basis of the assets of HSCP when a unit holder of HSCP receives cash or Subordinate Voting Shares in connection with a redemption or exchange of such unit holder’s units in HSCP. The TRA generally provides for the payment by AHA to such unit holders of 65% of the amount of net tax benefits, if any, realized (or deemed realized) by AHA attributable to such member under the terms of the TRA. An additional 20% of such net tax benefits are available for payment to the TRA Parties under a tax receivable bonus plan. Kevin Murphy has waived his rights to 30.77% of the aggregate tax benefit payments to which he may otherwise be entitled to receive under the TRA for the benefit of a second tax receivable bonus plan. Participants of the second tax receivable bonus plan include, among others, Glen Leibowitz, James Doherty, Robert Daino, Harris Damashek and Tyson MacDonald. The amount available under the second tax receivable bonus plan will be equal to TRA payments waived by Kevin Murphy. Kevin Murphy, as the administrator of each of the tax receivable bonus plans, has the right to determine the amount each participant receives under the plans.

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Under the Arrangement Agreement, as a condition to the effectiveness of the Arrangement, Acreage and Canopy have agreed the TRA and tax receivable bonus plans, as applicable, will be amended to provide, among other things, consent rights to Canopy over payments under the TRA and modifications to the timing and amounts of TRA and tax receivable bonus payments, including upon the acquisition of all of the HSCP units by Canopy, an acceleration and one-time final payment, subject to certain conditions, to the TRA Parties and participants in the tax receivable bonus plans in the aggregate amount of no more than $121 million (the “Lump Sum Amount”). The Lump Sum Amount will be reduced by any payments previously made under TRA and the tax receivable bonus plans. Commencing on the third anniversary of the Acquisition, Canopy will have the right to acquire all of the HSCP units and shares of USCo2 not owned by Acreage based on the Exchange Ratio.

Lockup and Incentive Agreements

Pursuant to the Arrangement Agreement, as a condition to the effectiveness of the Arrangement, Acreage and Canopy have agreed that Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Tyson MacDonald (together, the “Key Individuals”) shall enter into agreements (the “Lockup and Incentive Agreements”) with the Company and Canopy pursuant to which: (i) 981,836 Restricted Stock Units (“RSUs”) to be awarded to each Key Individual under a long-term incentive plan to be implemented by Acreage on or about the effective date of the Arrangement, each of which will entitle the Key Individual to receive one Acreage Subordinate Voting Share upon vesting, subject to receipt of any approval from Acreage shareholders required under applicable securities laws, and will be exchanged for an RSU of Canopy (a “Replacement RSU”) on the basis of the Exchange Ratio following completion of the Acquisition; (ii) each Key Individual will agree not to sell or otherwise transfer in any manner two thirds of the securities of Acreage (including RSUs, and securities which may be converted or exchanged for Acreage securities) which he currently owns or has control or direction over, and over which he may acquire ownership or control or direction (together, the “Locked Up Securities”); and (iii) each Key Individual will be entitled to a one-year severance payment if his employment is terminated without cause following the Acquisition. The Locked Up Securities will be released from the Lockup and Incentive Agreements according to a schedule set forth therein.

As a result of the foregoing, certain “interested parties” in the Arrangement will be precluded from voting on the transaction for purposes of the “majority of minority” approval required by MI 61-101. Acreage will include the details in respect of all “interested parties” in the circular to be mailed to shareholders of Acreage in connection with the Shareholder Approval being sought.

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(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions

No formal valuation on the part of the Company is required under MI 61-101 in connection with the entry into the Arrangement Agreement, as such entry is exempt, pursuant to Section 4.4(1)(a) of MI 61-101, from the valuation requirement as no securities of the Company are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada or the United States, other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Acreage is knowledgeable about the material change and the Material Change Report, and may be contacted as follows:

Glen Leibowitz, Chief Financial Officer

Telephone: 646.491.6347

Item 9.	Date of Report

April 29, 2019

Forward Looking Statements

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Acreage or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this material change report. These forward-looking statements include, but are not limited to, statements relating to Acreage’s expectations with respect to: the timing and outcome of the transactions contemplated in the Arrangement Agreement and the anticipated timing of the special meetings of Acreage and Canopy.

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Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Acquisition; the likelihood of the Triggering Event being satisfied or waived by the outside date; the ability of the parties to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the Triggering Event; other expectations and assumptions concerning the transactions contemplated in the Arrangement Agreement; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis; and such risks as are described in Acreage’s annual information form dated April 24, 2019 filed with Canadian securities regulators and available on Acreage’s issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

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In respect of the forward-looking information concerning the anticipated completion of the transactions contemplated in the Arrangement Agreement and the timing thereof, Acreage has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time. Although Acreage believes that the assumptions and factors used in preparing the forward-looking information in this material change report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this material change report are made as of the date of this material change report and Acreage does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the transactions contemplated in the Arrangement Agreement will occur, or that it will occur on the terms and conditions contemplated in this material change report. The transactions contemplated in the Arrangement Agreement could be modified, restructured or terminated. The Triggering Event may not occur or be waived. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The Acquisition cannot close until Shareholder Approval, Court Approval and regulatory approval are obtained, and the Triggering Event has occurred or been waived. There can be no assurance that the Acquisition will be completed as proposed or at all. Investors are cautioned that, except as disclosed herein and in the management information circular to be prepared in connection with the Acquisition, any information released or received with respect to the Acquisition may not be accurate or complete and should not be relied upon.

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